NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the entire class of the following securities issued by Old Mutual Global Shares Trust (the 'Company') from listing and registration on the Exchange upon the effective date of this Form 25:

GlobalShares FTSE All-World Fund (suspended: 10/6/2010) symbol: GSW

GlobalShares FTSE All-World ex US Fund (suspended: 10/6/2010) symbol: GSO

GlobalShares FTSE Emerging Markets Fund (suspended: 10/6/2010) symbol: GSR

GlobalShares FTSE Developed Countries ex US Fund (suspended: 10/6/2010) symbol: GSD

GlobalShares FTSE All-Cap Asia Pacific ex Japan Fund
(suspended: 10/6/2010) symbol: GSZ

This action is being taken pursuant to the provisions of Rule 12d2-2(a)(1), as NYSE Regulation has been notified that issuer determined to liquidate the above issues. Accordingly, trading in the issues were suspended before the opening on October 6, 2010.